                          __________________________

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                          __________________________
                                SCHEDULE 13D/A
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)

                             Quanta Services, Inc.
                               (Name of Issuer)

                              __________________

                        Common Stock, $.00001 par value
                        (Title of Class of Securities)

                              __________________

                                (CUSIP Number)
                                  74762E 10 2

                              __________________

                                 Julia Murray
                            General Counsel-Finance
                           Enron North America Corp.
                               1400 Smith Street
                             Houston, Texas 77002
                                (713) 853-6161

                      (Name, Address and Telephone Number
                    of Person Authorized to Receive Notices
                              and Communications)

                              __________________

                              September 21, 1999
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report this acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e),
         Rule 13d-1(f) or Rule 13d-1(g), check the following box:  [_]

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                          __________________________

                              Page 1 of 22 Pages

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 74762E 10 2                                    PAGE 2 OF 22 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON;
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Enron North America Corp. (formerly known as Enron Capital & Trade Resources Corp.)
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             3,589,090*
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          3,589,090*
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

                          3,589,090*
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      11.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
* Represents shares of Common Stock issuable upon conversion of US $49,350,000 principal amount of 6 7/8% Convertible Promissory Notes due 2010 by the conversion price of US $13.75.
**  Based on information provided by the Issuer as of August 12, 1999.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 74762E 10 2                                    PAGE 3 OF 22 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON;
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      ECT Merchant Investments Corp.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             897,272*
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          897,272*
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      897,272*
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      3.0%**
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
* Represents shares of Common Stock issuable upon conversion of US $12,337,500.00 principal amount of 6 7/8% Convertible Promissory Notes due 2010 by the conversion price of US $13.75.
** Based on information provided by the Issuer as of August 12, 1999.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 74762E 10 2                                    PAGE 4 OF 22 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON;
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Enron Corp.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Oregon
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             3,589,090*
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          3,589,090*
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      3,589,090*
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      11.1%**
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
* Represents shares of Common Stock issuable upon conversion of US $49,350,000 principal amount of 6 7/8 Convertible Promissory Notes due 2010 by the conversion price of US $13.75.
** Based on information provided by the Issuer as of August 12, 1999.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 74762E 10 2                                    PAGE 5 OF 22 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON;
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Joint Energy Development Investments II Limited Partnership
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             2,691,818*
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          2,691,818*
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      2,691,818*
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      8.6%**
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------
* Represents shares of Common Stock issuable upon conversion of US $37,012,500 principal amount of 6 7/8% Convertible Promissory Notes due 2010 by the conversion price of US $13.75.
**  Based on information provided by the Issuer as of August 12, 1999.

                                                              Page 6 of 22 Pages

                              AMENDMENT NO. 2 TO
                           STATEMENT ON SCHEDULE 13D

     Introductory Note: This Amendment No. 2 to Statement on Schedule 13D is being filed by Enron Corp., an Oregon corporation ("Enron"), Enron North America Corp., a Delaware corporation ("ENA"), formerly known as Enron Capital & Trade Resources Corp., ECT Merchant Investments Corp., a Delaware corporation ("EMIC"), and Joint Energy Development Investments II Limited Partnership, a Delaware limited partnership ("JEDI II"), which are collectively referred to as the "Reporting Entities." All information herein with respect to Quanta Services, Inc., a Delaware corporation (the "Issuer"), and the common stock, par value $.00001 per share of the Issuer ("Common Stock") is presented to the best knowledge and belief of the Reporting Entities. Capitalized terms used and not defined in this Amendment No. 2 to Statement on Schedule 13D have the meanings set forth in the Schedule 13D. The joint Schedule 13D of Enron, Enron Capital & Trade Resources Corp., a Delaware corporation ("ECT"), and JEDI II filed October 9, 1998, as amended by a Schedule 13D/A of Enron, ECT, EMIC and JEDI II filed January 12, 1999, is further amended as follows:

Item 4.  Purpose of Transaction.

     Item 4 of Schedule 13D is hereby amended by adding the following:

     Pursuant to a First Amendment dated September 21, 1999 (the "First Amendment") to Securities Purchase Agreement and Registration Rights Agreement, both dated September 29, 1998 (as so amended, the "Purchase Agreement" and the "Registration Rights Agreement"), the Issuer, EMIC and JEDI II have agreed to amend certain provisions of the Purchase Agreement and the Registration Rights Agreement and to take certain other actions as more fully described in the First Amendment. Further, in connection with the execution of a Securities Purchase Agreement and related transaction documents (the "Transaction Documents") between the Issuer and UtiliCorp United Inc. ("UtiliCorp"), EMIC and JEDI II have executed a letter agreement (the "Letter Agreement") agreeing to waive certain provisions of the Purchase Agreement and Registration Rights Agreement in order for the Issuer and UtiliCorp to enter into and perform certain aspects of the Transaction Documents.

     The First Amendment and the Letter Agreement are each attached as exhibits to this Amendment No. 2 to Statement on Schedule 13D and incorporated herein by reference, and the following summaries of the terms of such agreements are qualified by reference to the actual documents.

     First Amendment.  Under the terms of the First Amendment, the definition of
     ---------------
Registrable Securities contained in the Registration Rights Agreement has been amended such that the Issuer is required to register for sale under the Securities Act of 1933, as amended, (i) the Conversion Shares (as defined in the Registration Rights Agreement) (including shares of Common Stock actually issued upon conversion of the Convertible Notes), (ii) other shares of Common Stock acquired by EMIC and/or JEDI II pursuant to Section 2.06 of the Purchase Agreement, and (iii) the Indenture Notes (as defined in the First Amendment), the underlying Conversion Shares and any replacement or substitute for, or reissuance of, any Indenture Notes. The First Amendment also modifies the provision of the Registration Rights Agreement relating to "piggyback" registration rights to the extent that a record holder of any Registrable Securities must share equally, on a share for share basis, with shares sought to be registered by UtiliCorp. As stated previously, the First Amendment permits the registration of the Convertible Notes, subject to certain requirements, including, but not limited to, engaging a nationally recognized indenture trustee (the "Trustee") and entering into a customary indenture with a Trustee.

                                                              Page 7 of 22 Pages

     Letter Agreement.  Pursuant to the Letter Agreement, EMIC and JEDI II have
     ----------------
agreed to waive certain provisions of the Purchase Agreement so that the Issuer and UtiliCorp may enter into and perform certain aspects of the Transaction Documents. Specifically, EMIC and JEDI II have agreed to waive certain rights under the Purchase Agreement with respect to (i) the Issuer's issuance to UtiliCorp of 1,860,000 shares of the Issuer's Series A Convertible Preferred Stock (the "Preferred Stock") and (ii) the conversion of the Preferred Stock into Common Stock, all in accordance with the terms of the Transaction Documents. In addition, EMIC and JEDI II have agreed to waive their rights under the Purchase Agreement so that the Issuer may pay holders of the Preferred Stock regularly scheduled dividends so long as the declaration and payment of any such dividend would not result in a Default or Event of Default (both as defined in the Purchase Agreement). Similarly, EMIC and JEDI II have agreed to waive their rights under the Purchase Agreement in order to allow the Issuer and UtiliCorp to enter into a Management Services Agreement (the "Management Agreement") and the other transactions contemplated by the Transaction Documents, provided that the Issuer may only pay the regularly scheduled fee contemplated by the Management Agreement if the payment of any such fee would not result in a Default or Event of Default.

     EMIC and JEDI II have also agreed to waive certain provisions of the Registration Rights Agreement for the benefit of the Issuer and UtiliCorp under the terms of the Letter Agreement. Specifically, notwithstanding certain provisions of the Registration Rights Agreement the Issuer may grant to UtiliCorp certain demand registration rights provided that the consent of EMIC and JEDI II to the foregoing is based on the agreement of the Issuer and UtiliCorp that so long as the Purchasers (as defined in the First Amendment) or their successors and assigns hold Registrable Securities (as defined in the Registration Rights Agreement), none of the provisions in Article II of the Investor's Rights Agreement between the Issuer and UtiliCorp may be amended, modified, expanded or waived without the consent of the Purchasers or their successors and assigns. Finally, EMIC and JEDI II have agreed to allow the Issuer to grant certain "piggyback" registration rights to UtiliCorp.

     Other than the transactions described herein, none of the Reporting Entities, nor to their knowledge any of the persons named in Schedule I hereto (which sets forth certain additional information with respect to each director and executive officer of ENA, Enron, Enron Capital II Corp. and EMIC), has any plan or proposal that would result in any of the consequences listed in paragraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

     (a) Neither EMIC nor JEDI II directly owns any Common Stock of the Issuer. As set forth in this Amendment No. 2 to Statement on Schedule 13D, EMIC directly owns a Convertible Note in the principal amount of $12,337,500.00 which is convertible into 897,272 shares of Common Stock of the Issuer and JEDI II directly owns a Convertible Note in the principal amount of $37,012,500.00 which is convertible into 2,691,818 shares of Common Stock of the Issuer. If the Convertible Notes were converted in full by EMIC or JEDI II, respectively, the shares of Common Stock issuable upon such conversion would represent approximately 3.0% and 8.6% of the outstanding Common Stock based on the number of shares of Common Stock outstanding as of August 12, 1999, as reported by the Issuer on its Form 10-Q for the quarter ended June 30, 1999.

     Enron and ENA may be deemed to beneficially own the shares of Common Stock issuable upon conversion of the Convertible Notes held by both EMIC and JEDI II; however, Enron and ENA disclaim any beneficial ownership over such securities. EMIC disclaims beneficial ownership over the shares of Common Stock issuable upon conversion of the Convertible Note held by JEDI II, and JEDI II disclaims

                                                              Page 8 of 22 Pages

beneficial ownership over the shares of Common Stock issuable upon conversion of the Convertible Note held by EMIC.

     (b) Enron, ENA and EMIC may be deemed to share voting and dispositive over the shares of Common Stock issuable upon conversion of the Convertible Note held by EMIC. Enron, ENA and JEDI II may be deemed to share voting and dispositive power over the shares of Common Stock issuable upon conversion of the Convertible Note held by JEDI II.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to the Securities of the Issuer.

     Item 6 of Schedule 13D is hereby amended by adding the following:

     See the description of the First Amendment and the Letter Agreement in Item 4 above.

Item 7.  Material to be Filed as Exhibits.

     (i)   Joint Filing Agreement by and among the Reporting Entities

     (ii) First Amendment to Securities Purchase Agreement and Registration Rights Agreement dated September 21, 1999

     (iii) Letter Agreement dated September 21, 1999

                                                              Page 9 of 22 Pages

                               INDEX TO EXHIBITS

(i)   Joint Filing Agreement by and among the Reporting Entities

(ii) First Amendment to Securities Purchase Agreement and Registration Rights Agreement dated September 21, 1999

(iii) Letter Agreement dated September 21, 1999